

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2009

Mr. Michael J. Shea
Senior Vice President and Chief Financial Officer
Hooper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

Re: Hooper Holmes, Inc.
Form 10-K
Filed March 17, 2008
File No. 001-09972
Supplemental Response letter
Dated February 18, 2009

Dear Mr. Shea:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director